Exhibit 99.39

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Company”)
1720, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia - V7X 1M6, Canada.

2.	Date of Material Change

The material changes occurred on September 20, 29 and 30, 2011.

3.	News Release

Press releases announcing the material changes were disseminated on September 29, 2011 and October 3, 2011, via Marketwire.

4.	Summary of Material Change

Mine development activities at the Company’s La Arena Gold Oxide Mine resumed on September 30, 2011 following a temporary suspension resulting from an illegal work stoppage on September 20, 2011. Mineral processing activities at the Mine continued while mine development activities were suspended.

Klaus Zeitler (Chairman), Alexander Black (President and Chief Operating Officer), Anthony Hawkshaw (Chief Financial Officer), Victor Gobitz, Drago Kisic, Roger Norwich, Ram Ramachandran, and Sidney Robinson were elected as directors of the Company at the Annual General and Special Meeting of Shareholders held on September 29, 2011. Daniel Kenney did not stand for reelection at the Shareholders’ Meeting. Mr. Kenney continues to serve as the Company’s Corporate Secretary.

5.	Full Description of Material Change

5.1 Full Description of Material Change

Mine development activities at the Company’s La Arena Gold Oxide Mine resumed on September 30, 2011 following a temporary suspension resulting from an illegal work stoppage on September 20, 2011. Mineral processing activities at the Mine continued while mine development activities were suspended.

In 2009, the Company completed and filed an Environmental Impact Study for the La Arena Gold Oxide Project, which was approved by government authorities in July 2010. This process included extensive community consultations resulting in a framework agreement with the La Arena community members. The agreement included three principal undertakings by Rio Alto including the construction of a new school, assistance with the selection and design of a new town site for area residents and an education and training program to improve literacy and provide training for technical skills necessary to work within the mining industry. All of these undertakings have been initiated resulting in completion of the first stage of the school during August making it ready for students, finalization of a town site options study and the start of several training courses.

During discussions, the Company agreed with the La Arena community members to form a number of joint committees to monitor the progress of the undertakings set out in the framework agreement and to improve communication between area residents and the Company to help realize the objectives of the framework agreement. For its part, the community agreed that it members would not cause work stoppages without first entering into a dialogue with the Company to discus any concerns.

Klaus Zeitler (Chairman), Alexander Black (President and Chief Operating Officer), Anthony Hawkshaw (Chief Financial Officer), Victor Gobitz, Drago Kisic, Roger Norwich, Ram Ramachandran, and Sidney Robinson were elected as directors of the Company at the Annual General and Special Meeting of Shareholders held on September 29, 2011. Daniel Kenney did not stand for reelection at the Shareholders’ Meeting. Mr. Kenney continues to serve as the Company’s Corporate Secretary.

5.2 Disclosure for Restructuring Transactions

N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Tony Hawkshaw
Chief Financial Officer
Telephone: (604) 628-1401 or 778 389 5907

9.	Date of Report

October 5, 2011